TRAILMARK INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2020

(PUBLIC)

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Trailmark Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3379 Peachtree Road, NE Suite 272
                    (No. and Street)

Atlanta   GA   30326
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Williamson 404-900-5501
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
                    (Name – if individual, state last, first, middle name)

100 Sybelia Avenue, STE 130 Maitland   FL   32751
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Bruce Alan Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trailmark Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER HAMMOCK NOTARY EXPIRES GEORGIA 06/25/2023 PUBLIC OCONEE COUNTY

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Trailmark Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trailmark Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Trailmark Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trailmark Inc.'s management. Our responsibility is to express an opinion on Trailmark Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trailmark Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Trailmark Inc.'s auditor since 2018.

Maitland, Florida

March 29, 2021

TRAILMARK INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	1,405,754
Accounts receivable		35,356
Prepaid expenses and deposits		18,237
Property and equipment, net		5,932
Right of use asset - lease		106,937
Other assets		11,510
Total Assets	$	1,583,726

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	166,319
Payroll liabilities		77,613
Accrued retirement contribution		114,061
Lease liability		111,876
Deferred Rent		19,994
Total Liabilities		489,863

STOCKHOLDERS' EQUITY

Common stock, $0.01 par value, 10,000 authorized; 2,600 shares issued and		26
Additional paid-in capital		25,974
Retained Earnings		1,067,863
Total Stockholders' Equity		1,093,863
Total Liabilities and Stockholders' Equity	$	1,583,726

See accompanying notes to the financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - Trailmark Inc. (f/k/a Fortress Group, Inc.) (the Company) provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative assets fund managers.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue from Contracts with Customers - Revenues from contracts with customers are composed of investment banking fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contracts whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees - Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers other fees received from customers prior to recognizing revenue are reflected as contrast liabilities. At December 31, 2020 all amounts were immaterial.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2020. The Company is no longer subject to examination by taxing authorities for years prior to 2017.

Use of estimates **-** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable – Accounts receivable represent amounts billed but not yet received. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice due date and, based on assessment of current creditworthiness, past payment history, and historical loss experience, estimates the portions, if any, of the balance that will not be collected. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2020 as all receivables were deemed collectable.

Property and equipment – Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies as of December 31, 2020.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2020 consist of the following classifications:

Computers & peripherals	$	43,776
Furniture		45,409
Office equipment		9,003
		98,188
Less accumulated depreciation		92,256
Property and equipment, net	$	5,932

Depreciation expense for the year ended December 31, 2020 was $688.

NOTE 4 – LEASES

The Company adopted ASU 2016-02 Lease during the year ended December 31, 2019. The Company has obligations as a lessee for office space, computers, and other office equipment with Initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts Include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, Insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The Company has an operating lease agreement for office space, expiring in 2021. The Company paid rental expense of $178,953 to lease office space for the year ended December 31, 2020.

NOTE 4 – LEASES (Continued)

Amounts reported in the balance sheet as of December 31, 2020 were as follows:

Operating Lease:

Operating lease right of use assets	$	106,937
Operating lease liabilities	$	111,876

Future minimum rental payments under non-cancelable operating leases as of December 31, 2020 are as follows:

Year	Amount
2021	110,378
	110,378
Less imputed interest	(2,066)
	$ 108,312

NOTE 5 – PENSION PLAN

The Company established a retirement plan during the year ended December 31, 2013 to replace the former Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of

Directors. Employees do not make contributions into the plan. For the year ended December 31, 2020, the Company contributed $114,061 to the plan and is included in expenses in the statement of operations.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2020, the Company has net capital of $994,714 which exceeds its minimum of $25,199 by $969,515.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2020 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report IIA for the period ending December 31, 2020. Consequently, a reconciliation was not required and is therefore not including herein.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $1,155,000 as of December 31, 2020.

During the year ended December 31, 2020, approximately 75% of the revenues were derived from four customers.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Trailmark Group Ltd (f/k/a Fortress Placement Services (UK) Ltd) on January 1, 2014 to share in the use of and the expense of certain individuals and resources, as well as the revenue earned by the respective companies using the shared resources. The agreement was amended on January 1, 2020. During the year ended December 31, 2020, the Company recorded approximately $91,160 in salary reimbursements and $12,000 in database royalty fees from Trailmark Group Ltd. As of December 31, 2020 the Company owed $144,534.10 to Trailmark Group Ltd, which was paid in February 2021.

The Company and Trailmark Group Ltd share common ownership.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date and time the financial statements were issued. The Company has determined there are no subsequent events that require disclosure.